Virginia mines inc.

Scope of management’s financial analysis

The following analysis should be read in conjunction with the financial statements of Virginia Mines Inc. (the "Company") and the accompanying notes for the three-month and nine-month periods ended November 30, 2010 and 2009. The reader should also refer to the annual Management’s Discussion and Analysis of financial position as at February 28, 2010, and results of operations, including the section describing the risks and uncertainties. The financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”).

Forward-Looking Statements

This document may contain forward-looking statements reflecting management’s expectations with respect to future events. Such forward-looking statements are dependent upon a certain number of factors and are subject to risks and uncertainties. Actual results may differ from those expected.

Nature of Activities

The Company, incorporated under the Canada Business Corporations Act, is in the business of acquiring and exploring mining properties. It has not yet determined whether its properties contain ore reserves that are economically recoverable. The recoverability of the amounts shown for mining properties is dependent upon the existence of economically recoverable ore reserves, the ability of the Company to obtain necessary financing to complete the exploration and development of its properties, and upon future profitable production or proceeds from the disposal of properties.

The Company specializes in searching for gold and base metal deposits in mostly unexplored territories of Quebec. Most of its activities take place in the central part of Quebec, particularly in the James Bay area, which comprises several Archaean greenstone belts known as being very favourable to the presence of economic gold and base metal deposits. This region differentiates from others by its accessibility and by the existence of explicit agreements governing the access to the territory. The Company is among the most active exploration companies in Quebec with a large portfolio of properties.

EXPLORATION ACTIVITIES

Summary of Activities

During the three-month period ended November 30, 2010, exploration costs rose to $1.7 million compared to $1.4 million for the corresponding period in 2009. The Company’s cumulative exploration costs over the past nine months rose to $6.9 million compared to $3.7 million for the corresponding period in 2009. During the past quarter the Company was mainly active on the Ashuanipi, Lac Pau and Poste Lemoyne Extension projects and, to a lesser extent, on the Anatacau-Wabamisk project.

ASHUANIPI PROPERTY

In the past quarter an important mechanical stripping and prospecting program took place on the Company’s Ashuanipi (100% Virginia) project, situated south-east of the Caniapiscau reservoir, in the James Bay territory. On the block of claims in the northern part of the property, a team of about 15 people carried out mechanical stripping on unexplained VTEM anomalies found during the 2008 summer program. In total, 63 trenches were excavated on various targets and 933 channel samples were collected for a total of 919.2 linear metres. The stripping of the VTEM anomalies led to the mapping of silicate, sulphide and oxide facies iron formations. Plurimetric bands of massive sulphides composed mainly of pyrrhotite (10-50%), pyrite (5-10%) and chalcopyrite (tr-1%) explain the presence of conductors. In some cases, disseminated arsenopyrite was seen. Up-ice from the « Bine » (a magnetite-chalcopyrite erratic block discovered in summer 2008 grading 11.7% Cu and 761 g/t Ag), magnetite-sulphide breccias have been stripped and followed over more than one kilometre. Despite minimal chalcopyrite observed, the magnetite-sulphide assemblage corresponds well to the composition of the « Bine ». This new observation gives birth to the idea of IOCG potential on the northern block rather than that of the VMS initially sought. Despite the efforts undertaken on the northern block during the past quarter, no significant results were forthcoming and only minimal anomalous values in Au, Ag, As and Zn were obtained. Some trenches in the western part of the northern block were lightly enriched with silver and zinc with values at times reaching 75.8 g/t Ag and 1% Zn. Mineralization varies in proportion but is mainly composed of pyrite (tr-50%), pyrrhotite (tr-10%), sphalerite (trace) and chalcopyrite (trace). It is disseminated within quartz-sericite-chlorite metasomatic bands developed in plagioclase-quartz-biotite-sillimanite paragneisses. A second area, located in the central part of the northern block, is strongly enriched with arsenic with values of up to 0.9% As. Although magnetite-sulphide breccias were described up-ice of the « Bine », no significant values were obtained in this area. The source of numerous mineralized boulders remains to be discovered and a compilation of new geological data will help generate new exploration targets in the northern block.

A team of four people also carried out prospecting on the block of claims located in the southern portion of the property. This was done primarily to confirm the auriferous potential of the sector and to re-examine copper values (up to 7.15% Cu) obtained on collected samples in 2008 in a potassic intrusive. Prospecting done in the fall of 2010 better defined this granodioritic gneissic intrusive and allowed for the discovery of a mineralized zone followed over a distance of three kilometres and over a width of up to 15 metres within this intrusion. The copper (5-15%) and molybdenum (2-10%) mineralization is concentrated in decimetric bands strongly altered in epidote and quartz. The wall rock of these bands contains disseminated copper and molybdenum mineralization varying from 1 to 5% forming an envelope of 2 to 15 metres. The new mineralized zone is oriented north-northeast and seems to mould the contours of the intrusion. Assay results are very encouraging and confirmed observations on the field. Outcrops and mineralized blocks found in a distance of over three kilometres returned values of up to 3.8 g/t Au, 49.6 g/t Ag, 8.6% Cu and 1.3% Mo in selected samples. Manual stripping allowed for channel sampling and values of 1.93 g/t Au, 11.3 g/t Ag and 1.56% Cu over 3 metres including 4.36 g/t Au, 20.1 g/t Ag and 3.0% Cu over 1 metre were obtained.

These results justified the acquisition of 52 additional claims covering the entire granodioritic intrusion. A high-definition magnetic airborne survey is planned for the winter of 2011 and will help define the geometry of the mineralized intrusion. In conjunction with this survey, a line-cutting program and induced polarization survey will also take place on some targeted areas. Significant prospecting, mechanical drilling and channel sampling is planned for the summer of 2011.

During the quarter the Company spent $538,000 on the Ashuanipi project.

lac pau PROPERTY

Over the course of fall 2010, the Company carried out limited mechanical stripping and sampling on its Lac Pau property (100% Virginia), situated in the northern part of the Caniapiscau reservoir, Quebec Middle-North territory. The main goal of this campaign was to expose the extensions of the auriferous mineralization of the Hope showing that was discovered during the summer of 2010. Ten additional trenches were excavated for a total of 1,785 m³. Several new channel samples were collected on Hope as well as on Jedi Extension. In all, 41 channels were dug in the two sectors for a total of 311.5 metres (315 samples).

New stripping in the vicinity of the Hope showing led to a better understanding of the geology of the area as well as to significantly extend the auriferous mineralization over 200 metres laterally. Channel sampling generated many interesting results in the new trenches, notably values of 2.17 g/t Au over 4 metres, 3.06 g/t Au over 4 metres, 2.15 g/t Au over 5 metres and 1.39 g/t Au over 10 metres. Other results varied generally between 0.81 g/t Au over 3 metres and 1.63 g/t Au over 3 metres. Gold distribution within these mineralized zones was not constant. The zones that returned significant auriferous values for the most part contained a significant quantity of garnet porphyroblasts (5-30%) associated with the presence of chlorite and/or cordierite (2-15%). The sulphides are composed of disseminated pyrrhotite (2-20%) and pyrite (1-10%), irregularly clustered and localized in veinlets. The mineralization of the Hope sector is also characterized by the presence of irregular injections of pegmatites at the outer edges of many of the mineralized zones.

Work was also carried out in the area of the Jedi Extension. The values obtained from the new channels were similar to those obtained in 2007 on the Jedi showing located further south in the same type of lithology that is a protomylonitic tonalite mineralized with disseminated pyrrhotite. The new channels done in the Jedi Extension revealed the emergence of a mineralized zone varying between 5 to 10 metres thick and followed for over 150 metres laterally. Values obtained varied between 0.67 g/t Au over 4 metres and 1.01 g/t Au over 6.3 metres. This sector constitutes the north-east continuity of the Jedi showings and it is obvious that the drill intersection obtained in the winter of 2010 in hole PAU-2010-028 (0.48 g/t Au over 45.8 metres) represents the north-east extension of this new mineralization.

These results again underline the strong potential of the Lac Pau property, with its auriferous corridor followed for over a dozen kilometres laterally. The Company will actively evaluate this potential and plans an important line cutting program and an induced polarization survey, as well as a drilling program of over 3,000 metres during winter 2011. New surface exploration (prospecting, stripping, mapping and sampling) will follow during summer 2011.

During the quarter the Company spent $182,000 on the Lac Pau project.

POSTE LEMOYNE EXTENSION

In the recent quarter the Company pursued surface exploration on the Poste Lemoyne Extension project, located in the James Bay area, province of Quebec, 10 kilometres west of the Hydro-Québec Poste Lemoyne substation, on the Trans-Taïga road. The property consists of 605 map-designated claims covering 30,964.78 hectares. The claims are held 100% by the Company, but the 112 claims acquired before October 2005 are subject to a 1% NSR to Globestar Mining Company. The Company may buy back half of this NSR (0.5%), at any time, for $500,000.

Work was carried out in the area of the David grid where an important auriferous anomaly was defined by glacial till sampling. Twenty-nine (29) additional till samples were recently taken to better define the limits of this anomaly, which now extends over a east-northeast distance of 1.6 kilometres and to a width of approximately 250 metres. The new anomalous results generally vary between 10 and 60 gold grains per sample, with some samples containing over 100 gold grains. Prospecting and stripping have defined a dioritic unit with feldspar phenocrysts (FP) and quartz-feldspar phenocrysts (QFP) that coincide relatively well with the position of the till gold anomaly. This porphyritic diorite is now traced by prospecting and stripping sporadically over a distance of 1,300 metres and to a maximum thickness of 200 metres. Samples taken in this unit confirmed the presence of auriferous anomalies over the known length of the intrusion, with results varying between 0.48 g/t Au over 3 metres and 1.37 g/t Au over 5 metres. The last sample taken at the eastern limit currently known of this unit graded 2.74 gt Au. This outcrop was found at the end of the field campaign and no follow up has been done. Other results underlined auriferous anomalies in a boulder field to the west of the David grid. The boulders consist of quartz feldspar porphyries (QFP) somewhat deformed, altered and mineralized in disseminated pyrite. The best result originates from a diorite boulder (QFP), sericitized and mineralized (1% pyrite), that graded 11.02 g/t Au. Over and above suggesting the western extension of the diorite, this shows the potential it has of containing a higher-grade auriferous zone.

In addition, geological reconnaissance led to a new interesting area grouping together several islands in the centre of the LG-3 reservoir. More than a dozen outcrops mineralized in molybdenite (1 to 20%) – chalcopyrite (tr-8%) were found on these islands. The area has a porphyry-type context with molybdenite mineralization disseminated or associated with 2 to 40-centimetre thick quartz veins, while chalcopyrite and copper minerals seem to favour these quartz veins. These showings yielded in grab samples very encouraging values from 0.54% to 4.47% Mo, 0.25% to 0.95% Cu and up to 30.8 g/t Ag. Four of these molybdenite showings were selected in order to verify the grades of rhenium (Re). These showings have values between 0.14 g/t Re and 4.37 g/t Re. Follow-up on these new showings could be done only partially due to the rise of water level of the reservoir during the fall. Finally, several small showings rich in Ag-Pb-Zn are associated with small sedimentary bands on the David grid and with carbonate-barite-fluorite veins in an area between the molybdenite and that of the David grid. These showings gave values between 2.3 g/t and 175.4 g/t Ag, 0.27% to 11.42% Pb and 0.10% to 2.72% Zn in selected samples.

The Company plans to actively explore the area of the David grid during the winter of 2011. Line cutting and an induced polarization survey covering the entire till gold anomaly and the diorite intrusion will be conducted during the next quarter and will be followed by diamond drilling totalling approximately 2,500 to 3,000 metres. These holes will mainly test the geological and geophysical targets defined within the diorite intrusion and the till gold anomaly. Another phase of prospecting, till sampling and mechanical stripping will be done on the project during the summer of 2011.

During the quarter the Company spent $200,000 on the Poste Lemoyne Extension project.

ANATACAU-WABAMISK PROPERTY

Additional limited prospecting was done in the recent quarter on the Anatacau-Wabamisk property, located in the Opinaca reservoir, Quebec Middle-North territory. The Company owns a 100% participating interest in the Wabamisk portion while it has the option to acquire IAMGOLD Inc.’s 100% participating interest in the Anatacau portion in consideration of $3 million in exploration work to be carried out before December 31, 2012 and a $25,000 payment that was made upon signing of the agreement.

This new 7-day prospecting phase gathered 319 samples. The polymetallic showing that graded 2.2 g/t Au, 7.4 g/t Ag, 0.47% Cu, 0.3% Zn south of the Isabelle showing was channel-sampled and reported results of 371 ppb over 1 metre. Eight grab samples taken in a perimeter of 500m x 500m in this area are anomalous in gold with values between 100 and 890 ppb. The area remains promising and mechanical stripping is planned for the summer of 2011 to better understand the controls of the mineralization. Exploration was done on the east portion of the Wabamisk property and outlined a kilometric corridor of arsenopyrite mineralization. Arsenopyrite is present in tuffs, basalts and sediments. A dozen grab samples reported anomalous values varying between 100 ppb and 640 ppb Au.

During the upcoming quarter the Company is planning a drilling campaign of approximately 1,500 metres on the Anatacau-Wabamisk property. This campaign will test the Isabelle showing at depth (8 holes) as well as some regional targets. In the long term, more surface exploration (prospecting, till sampling, mechanical stripping and mapping) is also planned for the summer of 2011.

During the current quarter the Company spent $235,000 on the Anatacau-Wabamisk project.

PARTNerships

On September 1, 2010, the Company announced the signing of a strategic alliance with Wemindji Exploration Inc. (“Wemex”). Both companies will jointly carry out geological reconnaissance, sampling, and exploration work on a territory covering a surface area of more than 5,000 square kilometres, in the Middle North of Quebec. Through this agreement called the “Wemindji Strategic Alliance”, the Company and Wemex will look for various types of mineralization associated to different geological contexts. Work will be done on a 50-50 basis with the Company being the operator. The first phase of reconnaissance work carried out during the recent quarter benefited from a total budget of $100,000.

On September 22, 2010, the Company announced an agreement with Shield Gold Inc. (« Shield Gold ») on the La Grande Nord property situated in James Bay, Province of Quebec. The Property comprises three blocks of claims for a total of 31 claims. Under the terms of the agreement, Shield Gold has the option to acquire a 50% interest in the La Grande Nord project in consideration of $1,000,000 in exploration work over a 5-year period and option payments totalling $30,000. Shield Gold will be the operator during the earn-in option period with the Company having the right to become operator thereafter.The La Grande Nord Project, located in the LG-3 reservoir area in the James Bay region, lies on a poorly explored volcanic belt where several high-grade polymetallic showings have been discovered. The property is also host to soil geochemical anomalies and a rich gold-platinoids-silver structure.

On November 24, 2010, the Company also announced the signing of an agreement with SOQUEM Inc., a wholly-owned subsidiary of Société générale de financement du Québec ("SGF"), Aurizon Mines Ltd. ("Aurizon") and Stornoway Diamond Corporation ("Stornoway") on the LG-4 property, located in the James Bay region, Province of Quebec. The property comprises 27 blocks of claims for a total of 236 claims. The property is a result of a modelling exercise conducted by the Mineral Exploration Research Consortium ("Consorem"). Partners to this agreement are all members of Consorem. Under this agreement, the Company, SOQUEM, Aurizon and Stornoway have jointly acquired, in 2010, by map designation of claims with the Quebec Ministry of Natural Resources and Wildlife, all mining claims that form the LG-4 property. The Company will be the operator. The 2010 summer field work, with a total budget of $300,000, consisted of prospecting and till sampling over the entire block of claims.

On October 20, 2010, Odyssey Resources Ltd. ended its option on the FCI project.

PERSPECTIVES FOR THE NEXT QUARTER

Other than the exploration programs planned on the four above mentioned projects (Ashuanipi, Lac Pau, Poste Lemoyne Extension and Anatacau-Wabamisk), the Company will also be very active on several other projects during the upcoming quarter.

On the Coulon project, the Company will conduct an exploration program of approximately $2 million over the winter of 2011 that will include more than 9,000 metres of diamond drilling and ground geophysics (InfiniTEM). Drilling will mainly test the extensions of lenses 43, 44, 16-17 and 201 as well as many geophysical targets within the favourable volcanic stratigraphy. The Company hopes to significantly add to the resources on the Coulon project, currently established at 3,675,000 tons at an average grade of 3.61% Zn, 1.27% Cu, 0.40% Pb, 37.2 g/t Ag and 0.25 g/t Au in the indicated category, and at 10,058,000 tons at an average grade of 3.92% Zn, 1.33% Cu, 0.19% Pb, 34.5 g/t Ag and 0.18 g/t Au in the inferred category.

Detailed magnetic airborne surveys, line cutting and induced polarization surveys will be done on the Trieste, Nichicun and Escale projects. This will be followed by significant prospecting, mapping and mechanical stripping on all three projects in the summer of 2011.

More modest geophysical surveys and drilling programs are also planned on other projects including Éléonore Régional and Pénélope. Furthermore, discussions are underway with several potential partners on a variety of other projects and additional exploration programs may emerge should new partnership agreements be signed.

Selected Financial Information

	Three-Month Periods Ended November 30,		Nine-Month Periods Ended November,
	2010	2009	2010	2009
	$	$	$	$
Expenses	782,000	1,024,000	3,587,000	3,710,000
Other income	317,000	612,000	876,000	4,218,000
Net earnings (net loss)	(431,000)	(384,000)	(2,653,000)	622,000
Basic and diluted net earnings (net loss) per share	(0.014)	(0.013)	(0.088)	0.021

Results of Operations

COMPARISON BETWEEN THE THREE-MONTH AND NINE-MONTH PERIODS ENDED NOVEMBER 30, 2010 AND 2009

Expenses

Expenses totalled $782,000 and $3,587,000 for the three-month and nine-month periods ended November 30, 2010, representing decreases of $242,000 and $123,000 compared to the corresponding periods of last year. Variations are detailed below.

Salaries totalled $198,000 for the current period, representing a slight increase of $3,000 compared to the corresponding period of last year. The variation results from the annual pay increase given to the employees of the Company. For the nine-month period ended November 30, 2010, salaries totalled $590,000, representing a decrease of $26,000 compared to the corresponding period of the preceding year. The variation results mainly from the payment made to an officer of the Company in connection with his relocation in July 2009.

For the nine-month period ended November 30, 2010, professional and maintenance fees totalled $211,000, representing an increase of $39,000 compared to the corresponding period of last year. The increase results mainly from costs related to legal fees with regard to reviewing partnership agreements, as well as professional fees paid to an investor relations firm.

Rent, office expenses and other totalled $152,000 for the current period compared to $193,000 for the comparative period of the preceding year, representing a decrease of $41,000 that results mainly from a decline in advertising and travel expenses. For the nine-month period ended November 30, 2010, expenses amounted to $445,000 compared to $472,000 for the corresponding period of the preceding year, representing a decrease of $27,000 that results mainly from a decline in training of personnel and relocation fees.

Stock-based compensation totalled $1,614,000 for the nine-month period ended November 30, 2010 compared to $370,000 for the corresponding period of the preceding year. During the recent year, the Company accounted for three grants of stock options, two of which occurred during the preceding year and had to be approved by the shareholders of the Company at the annual meeting of June 29, 2010.

General exploration costs increased by $59,000 and $110,000 for the three-month and the nine-month periods ended November 30, 2010 compared to the same periods of last year. During the current period, the Company assigned a higher budget to prospecting of new exploration targets on the James Bay territory.

For the three-month and nine-month periods ended November 30, 2010, write-offs of properties totalled $170,000 and $307,000, respectively. For the same periods of the preceding year, write-offs totalled $480,000 and $1,888,000, respectively. During the recent period, the Company proceeded with partial write-offs on the Éléonore Régional, Lac Gayot, Génération Grenville and Gipouloux properties. In the comparative quarter of the preceding year, the Company proceeded with partial write-offs on the Ashuanipi, La Grande Sud and Laguiche properties and in the first quarter of the same year, the Company made an important partial write-off on the Coulon property ($860,000).

Other Income

For the three-month period ended November 30, 2010, other income totalled $317,000 compared to $612,000 for the corresponding period of the preceding year, representing a decrease of $295,000. For the nine-month period ended November 30, 2010, other income totalled $876,000 compared to $4,218,000 for the same period of the preceding year, representing a decrease of $3,342,000. Variations are detailed below.

For the current period dividends and interest totalled $221,000, representing an increase of $21,000 compared to the same period of the preceding year. The increase results mainly from the Company’s higher level in cash and investments in fixed income. For the nine-month period ended November 30, 2010, dividends and interest decreased by $17,000 compared to the same period of the preceding year. The decrease is related mainly to interest rate reductions on the Company’s bonds.

A gain on sale of mining properties of $850,000 was accounted for during the preceding year following the sale to Agnico Eagle Mines Limited of the Dieppe property. There was no disposal of property during the current year.

For the three-month and nine-month periods ended November 30, 2010, gains on sale of available-for-sale investments decreased by $515,000 and $983,000 compared to the same periods of the preceding year. The decrease results from the sale, during the preceding year, of the shares the Company had received in return for a mining property.

During the three-month period ended November 30, 2010, the Company recognized a gain on investments held for trading of $5,000 compared to $79,000 for the same period of the preceding year. The variation results from the fair value revaluation of a derivative financial instrument. For the nine-month period ended November 30, 2010, the Company recognized a loss of $92,000 compared to a gain of $1,045,000 for the same period of the preceding year. The gain results from the recognition in its financial statements of May 31, 2009, of a derivative financial instrument. This option results from the signing on March 16, 2009, of a credit agreement with its financial institution.

For the three-month period ended November 30, 2010, the Company recognized a gain on investments designated as held for trading of $42,000 compared to a loss of $31,000 for the same period of the preceding year. For the nine-month period ended November 30, 2010, a gain of $196,000 was accounted for compared to $745,000 for the same period of the preceding year. Variations result mainly from the fair value revaluation of the Company’s convertible debentures and third-party asset-backed commercial paper (“ABCP”).

Net Earnings (Net Loss)

In light of the above, the Company posted a net loss of $431,000 for the three-month period ended November 30, 2010, compared to $384,000 for the same period of the preceding year.

For the nine-month period ended November 30, 2010, the Company posted a net loss of $2,653,000 compared to net earnings of $622,000 for the corresponding period of the preceding year.

Other Information

	Balance Sheets as at
	November 30,	February 28,
	2010	2010
	$	$
Working capital	44,992,000	44,525,000
Long-term investments	1,420,000	1,345,000
Mining properties	35,014,000	28,939,000
Total assets	82,248,000	76,737,000
Shareholders’ equity	79,433,000	73,703 000

Since its incorporation, the Company has not paid any cash dividends on its outstanding common shares. Any future dividend payments will depend on the Company’s financial needs to fund its exploration programs and its future financial growth, and any other factor that the board deems necessary to consider in the circumstances. It is highly unlikely that dividends will be paid in the near future.

Liquidity and financing

As at November 30, 2010, cash and cash equivalents amounted to $6,869,000 compared to $16,365,000 as at February 28, 2010. The variation results from a transfer of cash and cash equivalents in short-term investments. As at November 30, 2010, the Company’s working capital totalled $44,992,000 compared to $44,525,000 as recorded as at February 28, 2010, a slight increase of $467,000 due to a flow-through financing of $3,000,000 completed on October 29, 2010, which is offset by more important exploration expenses for the current year.

From management’s point of view, the working capital as at November 30, 2010 will cover current expenditures and exploration costs in the coming year. However, the Company may, from time to time, when market and financing conditions are favourable, proceed with fundraising to fund exploration of its most important mining projects.

Operating Activities

For the three-month period ended November 30, 2010, cash flows used in operating activities totalled $211,000 compared to $238,000 for the same period of the preceding year. The difference results mainly from a favourable variation in commodity taxes receivable, which is partially reduced by the change in accounts payable and accrued liabilities.

The year-to-date cash flows provided from operating activities totalled $158,000 compared to $99,000 for the same period of the preceding year. This variation results mainly from a change in accounts payable and accrued liabilities, more specifically from advance payments from partners.

Financing Activities

Cash flows provided from financing activities for the quarter ended November 30, 2010, amounted to $3,101,000 compared to $2,834,000 for the same period of the preceding year. During the current period, the Company completed a private placement of 240,000 common flow-through shares at a price of $12.50 per share for gross proceeds of $3,000,000. During the same period of the preceding year, the Company completed a flow-through placement of $2,576,000.

For the nine-month period ended November 30, 2010, cash flows provided from financing activities amounted to $6,009,000 compared to $2,841,000 for the same period of the preceding year. The variation results from a flow-through placement of $2,500,000 completed on May 18, 2010, and from a more important number of stock options exercised during the year.

Investing Activities

For the three-month period ended November 30, 2010, cash flows used in investing activities totalled $5,768,000 compared to cash flows provided from investing activities of $1,636,000 for the same period of the preceding year. The year-to-date cash flows used in investing activities totalled $15,663,000 compared to $1,108,000 for the same period of the preceding year.

The Company’s investing activities consist mainly of acquisition of mining properties, capitalization of exploration costs as well as buying and selling of short-term investments.

For the three-month and nine-month periods ended November 30, 2010, the acquisition of short-term investments reduced liquidities by $4,181,000 and $8,623,000 compared to the disposition of short-term investments of $3,220,000 and $2,206,000 for the same periods of the preceding year. The variations are attributable to important transfers of cash and cash equivalents in short-term investments following flow-through placements completed by the Company during the past months.

During the three-month period ended November 30, 2010, the Company cashed $29,000 ($124,000 since the beginning of the current year) following principal repayments on MAV 3 notes compared to $23,000 and $365,000 for the same periods of the preceding year.

The acquisition of mining properties and the capitalization of exploration costs required disbursements of $2,318,000 for the current period compared to $1,546,000 for the same period of the preceding year. For the nine-month period ended November 30, 2010, disbursements totalled $7,818,000 compared to $3,682,000 for the same period of the preceding year. The increases result mainly from more important exploration work carried out during the current year on the Lac Pau, Wabamisk, Poste Lemonye Extension and Ashuanipi properties.

Quarterly Information

The information presented thereafter details the total expenses, other income (expenses), overall net earnings (net loss), and the net earnings (net loss) per participating share for the last eight quarters.

Period		Other Income	Net Earnings	Net Earnings (Net Loss) per Share
Ended	Expenses	(Expenses)	(Net Loss)	Basic	Diluted
	$	$	$
11-30-2010	782,000	317,000	(431,000)	(0.014)	(0.014)
08-31-2010	2,113,000	395,000	(1,701,000)	(0.056)	(0.056)
05-31-2010	692,000	165,000	(520,000)	(0.017)	(0.017)
02-28-2010	497,000	532,000	1,101,000	0.037	0.037
11-30-2009	1,024,000	612,000	(384,000)	(0.013)	(0.013)
08-31-2009	822,000	869,000	76,000	0.002	0.002
05-31-2009	1,864,000	2,737,000	930,000	0.032	0.032
02-28-2009	1,465,000	(1,000)	(330,000)	(0.011)	(0.011)

Analysis of Quarterly Results

As the Company’s business is in the mining exploration field, it receives no earnings from operations. Quarterly changes in other income have no specific trend except for interest and dividend income that go along with the working capital value and the change in the bond market interest rates. Gains on sale of investments or mining properties may vary considerably from one quarter to another. Fees invoiced to partners vary according to agreements and budgets in connection with these agreements. There is no trend to be observed.

Contractual Obligations

There was no material change in the Company’s contractual obligations.

Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements.

Related Party Transactions

During the three-month period ended November 30, 2010, rent, office expenses and other required disbursements of $54,000 compared to $56,000 for the same period of the preceding year. The year-to-date disbursements totalled $162,000 compared to $160,000 for the same period of the preceding year. These amounts have been paid to companies owned by directors.

These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

Rent stands for the rental of office space, and office expenses include all Company’s administrative expenses related to employees offering services to the Company.

Carrying value of mining properties

At the end of each quarter, exploration work is reviewed to evaluate the potential of each mining property. Following this analysis, write-offs are done if needed.

Summary of significant accounting policies

The significant accounting policies are summarized in the annual management’s discussion and analysis joined with the Company’s annual financial statements as at February 28, 2010. The accounting policies used for the three-month period ended November 30, 2010, are in accordance with those used in the Company’s audited annual financial statements.

International Financial Reporting Standards (“IFRS”)

In February 2008 the Canadian Accounting Standards Board (“AcSB”) announced that Canadian public issuers will be required to report under IFRS, which will replace the Canadian GAAP for years beginning on or after January 1, 2011. The conversion to IFRS will be required for the Company, for interim and annual financial statements beginning on March 1, 2011 and will require the restatement for comparative figures. IFRS uses a conceptual framework similar to Canadian GAAP, but there are significant differences on recognition, measurement, presentation and disclosures.

The Company has developed a changeover plan which includes the following three phases and sets out activities to be performed in each phase over the life of the project:

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Phase 1 - Diagnosis phase: In the first quarter of fiscal 2010, the Company completed the diagnosis phase for the adoption of IFRS. The diagnosis has identified the main differences between the accounting treatments applied by the Company under Canadian GAAP and the IFRS as well as the practical implications related to the measure. The differences were further classified according to their degree of complexity and by the amount of work to implement with respect to the measure.

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Phase 2 - Evaluation and design phase: In the last quarter, the Company almost completed the evaluation and design phase. The Company evaluated and documented the existing differences between IFRS and Canadian GAAP in accounting and disclosure requirements, the selection of accounting policies under IFRS, including the consideration of options available under IFRS, the integration of the effects related to the conversion on internal controls, accounting systems and other business processes, and the planning of training programs to help employees concerned for the transition and the continued compliance with IFRS.

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Phase 3 - Implementation phase: This phase will involve the implementation of all changes approved in the evaluation and design phase and will culminate in the preparation of the Company’s financial reporting under IFRS.

The Company’s adoption of IFRS will require the application of IFRS-1 First-time adoption of International Financial Reporting Standards (“IFRS 1”) which provides guidance for an entity’s initial adoption of IFRS. IFRS 1 generally requires that an entity apply all IFRS effective at the end of its first IFRS reporting period retrospectively, with specific mandatory exemptions and a limited number of optional exemptions. The following are IFRS 1 exemptions that the Company will elect on transition date:

Fixed assets:

The adopter has the option to elect fair value at the date of the transition as the deemed cost for its fixed assets. The Company will not utilize this election.

Financial instruments:

The adopter has the option to change the designation of previously recognized financial instruments if certain conditions are met. The Company will keep the same classification of its financial instruments.

The adoption of IFRS will result in some changes to the Company’s accounting policies. The following provides a summary of the Company’s evaluation to date of potential changes to accounting policies in key areas based on the current standards and guidance within IFRS. This is not intended to be a complete list of areas where the adoption of IFRS will require a change in accounting policies, but to highlight the areas that the Company has identified as having the most potential for a significant change.

Exploration for and evaluation of mineral resources (IFRS 6)

IFRS currently allow an entity to retain its existing accounting policies related to the exploration for and evaluation of mineral properties, subject to some restrictions. The Company expects to retain its current policy of deferring exploration and evaluation expenditures until such time as the properties are either put into production, sold or abandoned.

Also under IFRS, exploration and evaluation assets shall be classified as either tangible or intangible assets according to the nature of the assets acquired. The Company will classify its assets accordingly.

Property, plant and equipment (IAS 16)

Under IFRS, the Company can elect to measure fixed assets using either the cost model or the revaluation model. Canadian GAAP only accept the cost model. The Company has not elected to use the revaluation model due to the difficulty and effort needed to determine the fair value and the ability for the Company to measure using the cost model.

Impairment of assets (IAS 36)

IFRS, like Canadian GAAP, require an assessment at each reporting date as to whether there are indicators of impairment of deferred exploration costs. The factors considered under IFRS are quite similar to Canadian GAAP, but there are some differences. IFRS require a write down of assets if the higher of the fair market value and the value in use of a group of assets is less than its carrying value. Value in use is determined using discounted estimated future cash flows. Current Canadian GAAP require a write down to estimated fair value only if the undiscounted estimated future cash flows of a group of assets are less than their carrying value.

The Company's accounting policies related to impairment of deferred exploration costs will be changed to reflect these differences; however, the Company does not expect these changes to have an immediate impact on the carrying value of its assets since the most important PP&E mining properties when impaired, are written down.

Provisions, contingent liabilities and contingent assets (IAS 37)

IFRS require the recognition of a decommissioning liability for legal or constructive obligations, while current Canadian GAAP only require the recognition of such liabilities for legal obligations. A constructive obligation exists when an entity has created reasonable expectations that it will take certain actions. The Company's accounting policy related to decommissioning liabilities will be changed to reflect these differences, however, the Company does not expect this change to have an immediate impact on the carrying value of its assets.

Flow-through shares and future income taxes

Under Canadian GAAP, the Company records a future tax liability and share issue expenses at the time the expenditures are renounced in favour of investors concerned. There is currently no equivalent IFRS standard, and the policy is under review by the International Accounting Standards Board (“IASB”). The tax benefits renounced to investors are significant, and a change in accounting for flow-through share issues, and the resulting tax effect, could be material if it is determined that the actual Canadian standard should not be used. As per the conclusions reached by the IASB, the Company may have to modify its accounting policy at the date of transition.

In the current year, the Company will finalize phase 2 and work on phase 3. Since phase 2 has not been completed as of November 30, 2010, other accounting impacts may be found.

The Company will also continue to monitor standards development including extractive industries projects as issued by the IASB and the AcSB, as well as regulatory developments as issued by the Canadian Securities Administrators, which may affect the Company’s financial statements in future years.

Disclosure of Outstanding Share Data

The Company is authorized to issue an unlimited number of common shares, without par value. As at January 12, 2011, a total of 30,502,692 shares were outstanding.

The Company maintains a stock option plan under which stock options may be granted up to a maximum of 10% of the number of shares outstanding. As at January 12, 2011, a total of 1,717,250 stock options were outstanding. The expiry dates vary from April 6, 2011 to July 19, 2020.

Also as at January 12, 2011, a total of 26,635 warrants were outstanding and the expiry dates are November 19, 2011 and December 10, 2011.

Internal control over financial reporting

There have been no changes in our internal control over financial reporting during the three month period ended November 30, 2010 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Risk factors and uncertainties

There have been no significant changes in the risk factors and uncertainties the Company is facing, as described in the Company’s annual Management's Discussion and Analysis as at February 28, 2010.

Additional Information and Continuous Disclosure

This Management’s Discussion and Analysis has been prepared as at January 12, 2011. Additional information on the Company is available through regular filings of press releases, reports on significant changes, financial statements, circulars, and its annual information form on SEDAR (www.sedar.com).

(s) André Gaumond	(s) Robin Villeneuve
President and CEO	Chief Financial Officer